Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 20, 2020, Interpace Biosciences, Inc. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) which consists of common stock, $0.01 par value per share. The following is a summary of information concerning our common stock and, to the extent applicable, the material limitations or qualifications on the rights of our common stock by our currently outstanding Series B convertible preferred stock, $0.01 par value per share (“Series B Preferred Stock”). The summary and description below does not purport to be a complete statement of the relevant provisions of our certificate of incorporation, as amended and including the Certificate of Designation (as defined below), and amended and restated bylaws, and are entirely qualified by these documents. The Delaware General Corporation Law may also affect the terms of these securities.

As of March 20, 2020, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 4,025,104 shares were issued and outstanding, held by approximately 147 stockholders of record and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares of Series A convertible preferred stock, par value $0.01 per share, were issued and outstanding, no shares of Series A-1 convertible preferred stock, par value $0.01 per share, were issued and outstanding, and 47,000 shares of Series B Preferred Stock were issued and outstanding. The actual number of stockholders is greater than the number of stockholders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. In addition, as of March 20, 2020, we had options to purchase 578,106 shares of common stock issued and outstanding. The authorized and unissued shares of common stock and preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Unless approval of our stockholders is so required, our board of directors will not seek stockholder approval for the issuance and sale of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Generally, in matters other than the election of directors, the affirmative vote of a majority of the votes cast authorizes such an action, except where Delaware General Corporation Law prescribes a different percentage of votes or a different exercise of voting power. For the election of directors, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any preferential dividend or other rights of any then outstanding preferred stock, including our Series B Preferred Stock described further herein.

No preemptive, conversion, or other subscription rights apply to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets available for distribution, subject to any preferential or other rights of any then outstanding preferred stock, including our Series B Preferred Stock described further herein. The voting, dividend and liquidation rights of the holders of our common stock are subject to and qualified by the rights of the holders of the preferred stock, including our Series B Preferred Stock described further herein.

Our common stock is listed on The Nasdaq Capital Market under the symbol “IDXG.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, as Amended, Our Amended and Restated Bylaws and Delaware Law

Provisions of Delaware law and our certificate of incorporation, as amended, and amended and restated bylaws could make the following more difficult:

●	the acquisition of us by means of a tender offer;

●	the acquisition of us by means of a proxy contest or otherwise; or

●	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms:

●	Classified Board of Directors. Under our certificate of incorporation, as amended, our board of directors is divided into three classes of directors serving staggered three-year terms which means that the entire board of directors will not be up for election each year.

●	Stockholder meetings. Under our certificate of incorporation, as amended, only our board of directors, the chairman of our board of directors and the chief executive officer (or the president if there is no chief executive officer) may call special meetings of stockholders.

●	Preferred stock. Under our certificate of incorporation, as amended, we are authorized to issue 5,000,000 shares of preferred stock, which could make it more difficult for a third party to acquire voting control of our Company.

●	Requirements for advance notification of stockholder proposals and director nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

●	No action by written consent. Under our certificate of incorporation, as amended, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent when our capital stock is registered under Section 12 of the Exchange Act or any similar successor statute.

●	Supermajority voting. In order to amend certain provisions of our certificate of incorporation, as amended, including the prohibition on action by written consent of stockholders and the provision relating to calling of a special meeting of stockholders, the affirmative vote of holders of at least 75% of our outstanding capital stock is required.

●	No cumulative voting. Our certificate of incorporation, as amended, does not provide for cumulative voting.

Anti-Takeover Effects of Delaware Law

Section 203 of the Delaware General Corporation Law (“Section 203”) provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

●	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

●	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is one of our stockholders prior to this offering.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

●	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

●	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

Limitation of Liability

Our certificate of incorporation, as amended, limits the liability of directors and officers to the fullest extent permitted by Delaware law and require that we indemnify our directors and officers to such extent, except that we will not be obligated to indemnify any such person for claims brought voluntarily and not by way of defense, or for any amounts paid in settlement of an action without our prior written consent.

In addition, our certificate of incorporation, as amended, provides that a director is not personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of any other lawfully available funds, or (iv) for any transaction from which the director derives an improper personal benefit.

Preferred Stock

We are authorized to issue up to five million shares of preferred stock, par value $.01 per share, in one or more series. Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more classes or one or more series of stock within any class and to designate the rights, preferences and privileges of each class or series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; or

●	delaying or preventing a change in our control without further action by the stockholders.

Outstanding Preferred Stock

Our board of directors designated and issued 47,000 shares of Series B Preferred Stock, all of which are currently outstanding.

Ranking

The Series B Preferred Stock ranks senior to our common stock with respect to dividend rights and rights of liquidation (including mergers and consolidations and sales of all or substantially all of our assets), winding up, and dissolution.

Voting

On any matter presented to our stockholders for their action or consideration at any meeting of our stockholders (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of our common stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Certificate of Designation”), holders of Series B Preferred Stock will vote together with the holders of common stock as a single class and on an as-converted to common stock basis.

Director Designation Rights

The Certificate of Designation also provides the holders of Series B Preferred Stock with the following director designation rights: for so long such holder holds at least sixty percent (60%) of the Series B Preferred Stock issued to it on the Issuance Date (as defined therein), such holder will be entitled to elect two directors to the board of directors, provided that one of the directors qualifies as an “independent director” under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market (or any successor rule or similar rule promulgated by another exchange on which our securities are then listed or designated). However, if at any time such holder holds less than sixty percent (60%), but at least forty percent (40%), of the Series B Preferred Stock issued to them on the Issuance Date, such holder would only be entitled to elect one director to the board of directors. Any director elected pursuant to the terms of the Certificate of Designation may be removed without cause by, and only by, the affirmative vote of the holders of Series B Preferred Stock. A vacancy in any directorship filled by the holders of Series B Preferred Stock may be filled only by vote or written consent in lieu of a meeting of such holders of Series B Preferred Stock or by any remaining director or directors elected by such holders of Series B Preferred Stock.

Conversion

The Certificate of Designation provides that from and after the Issuance Date and subject to the terms of the Certificate of Designation, each share of Series B Preferred Stock is convertible, at any time and from time to time, at the option of the holder into a number of shares of common stock equal to dividing the amount equal to the greater of the Stated Value (as defined therein) of such Series B Preferred Stock, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had each such share been converted into common stock immediately prior to a Liquidation (as defined below), by sixty cents ($0.60) (as adjusted to $6.00 following our effectuation of a one-for-ten (1:10) reverse stock split at 12:01a.m. Eastern Time on January 15, 2020 (the “Reverse Stock Split”) and subject to further adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares). As of March 20, 2020, the aggregate number of shares of common stock that may be issued through conversion of all of the outstanding Series B Preferred Stock is 78,333,334 shares (as adjusted to 7,833,334 shares following effectuation of the Reverse Stock Split and subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares).

Mandatory Conversion

If we consummate the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, pursuant to which the price of the common stock in such offering is at least equal to $1.20 (as adjusted to $12.00 following effectuation of the Reverse Stock Split and subject to further adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization affecting such shares) and such offering does not include warrants (or any other convertible security) and results in at least $25,000,000.00 in proceeds, net of the underwriting discount and commissions, to us, and our common stock continues to be listed for trading on the Nasdaq Capital Market or another exchange, all outstanding shares of Series B Preferred Stock will automatically be converted into shares of common stock, at the then effective Series B Conversion Ratio (as defined in the Certificate of Designation).

Dividends

The Certificate of Designation does not provide for mandatory dividends on the Series B Preferred Stock. Dividends may be declared and paid on the Series B Preferred Stock from funds lawfully available and as determined by our board of directors. We may not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the Series B Preferred Stock then outstanding first receive, or simultaneously receive, a proportional dividend on each outstanding share of Series B Preferred Stock.

Protective Provisions

For so long as any shares of Series B Preferred Stock are outstanding, the written consent of the holders of at least seventy five percent (75%) of the then outstanding shares of Series B Preferred Stock (voting as a single class) is required for us to amend, waive, alter or repeal the preferences, rights, privileges or powers of the holders of the Series B Preferred Stock, amend, alter or repeal any provision of the Certificate of Designation in a manner adverse to the holders of the Series B Preferred Stock, authorize, create or issue any equity securities senior to or pari passu with the Series B Preferred Stock, or increase or decrease the number of directors constituting the board of directors.

For so long as thirty percent (30%) of the Series B Preferred Stock outstanding as of the Issuance Date remains outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares, including the Reverse Stock Split), the written consent of the holders representing at least seventy-five percent (75%) of the of the outstanding shares of Series B Preferred Stock (voting as a single class) is required for us to: (A) authorize, create or issue any debt securities for borrowed money or funded debt (1) pursuant to which we issue shares, warrants or any other convertible security, or (2) in excess of $4,500,000.00 initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; (B) merge with or acquire all or substantially all of the assets of one or more other companies or entities with a value in excess of $20,000,000.00, to be increased in connection with an aggregate consolidated revenue milestone; (C) materially change the nature of our business; (D) consummate any Liquidation; (E) transfer material intellectual property rights other than in the ordinary course of business; (F) declare or pay any cash dividend or make any cash distribution on any of our equity interests other than the Series B Preferred Stock; (G) repurchase or redeem any shares of our capital stock, except for the redemption of the Series B Preferred Stock pursuant to the terms of the Certificate of Designation, or repurchases of common stock under agreements previously approved by the board of directors with employees, consultants, advisors or others who performed services for us in connection with the cessation of such employment or service; (H) incur any additional individual debt, indebtedness for borrowed money or other additional liabilities pursuant to which we issue shares, warrants or any other convertible security, or incur any individual debt, indebtedness for borrowed money or other liabilities pursuant to which we do not issue shares, warrants or any other convertible security exceeding $4,500,000.00 initially, with such amount to be increased in connection with an aggregate consolidated revenue milestone, but excluding certain specified permitted transactions; (I) change any of our accounting methods, except for those changes required by GAAP or applicable regulatory agencies or authorities; or (J) conduct a public offering of common stock registered with the Securities and Exchange Commission, including any at-the-market offering of our common stock.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation (as defined in the Certificate of Designation) (each, a “Liquidation”), the holders of shares of Series B Preferred Stock then outstanding will be entitled to be paid out of our assets available for distribution to its stockholders (on a pari passu basis with the holders of any class or series of preferred stock ranking on liquidation on a parity with the Series B Preferred Stock), and before any payment will be made to the holders of common stock or any other class or series of preferred stock ranking on liquidation junior to the Series B Preferred Stock by reason of their ownership thereof, an amount per share of Series B Preferred Stock equal to the greater of (i) the Stated Value of such share of Series B Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each such share been converted into common stock immediately prior to such Liquidation.

Anti-Takeover Effects of our Certificate of Designation

Certain provisions of our Certificate of Designation could make it more difficult or expensive for a third party to acquire us. The Certificate of Designation prohibits us from engaging in certain transactions without the written consent or vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock. These and other provisions of the Series B Preferred Stock could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to our holders of common stock.